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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                            VENDINGDATA CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                          Common Stock $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                  92261Q 10 3
________________________________________________________________________________
                                 (CUSIP Number)

         Stacie L. Brown, 6830 Spencer Street, Las Vegas, Nevada 89119;
                              Tel.: (702) 733-7195
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 1, 2001
________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 92261Q 10 3                                          PAGE 2 OF 4 PAGES


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bob L. Smith
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     Not applicable
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         421,395 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           313,259 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           421,395 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    313,259 shares
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     734,654
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     6.76%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

                                  SCHEDULE 13D


CUSIP NO. 92261Q 10 3                                          PAGE 3 OF 4 PAGES

         This Amendment No. 6 amends the Schedule 13D dated April 23, 1999 (the "Schedule 13D"), the Amendment No. 1 dated September 22, 1999, (the "First Amendment"), the Amendment No. 2 dated March 22, 2000, (the "Second Amendment"), the Amendment No. 3 dated May 31, 2000, (the "Third Amendment"), the Amendment No. 4 dated July 22, 2000 (the "Fourth Amendment"), and the Amendment No. 5 dated July 22, 2000, (the "Fifth Amendment") of Bob L. Smith with respect to the common stock, $.001 par value ("Common Stock") of VendingData Corporation, a Nevada corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D or the First, Second, Third, Fourth or Fifth Amendments.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         The filing of this Amendment No. 6 to Schedule 13D is a result of Issuer's grant to Mr. Smith of 1,000 options to purchase shares of Common Stock (the "Grant"). The Grant was effective January 1, 2001, and was made pursuant to the terms of Issuer's 1999 Directors' Stock Option Plan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         BOB L. SMITH                     PRESENTLY OWNED          PERCENTAGE(4)
         ------------                     ---------------          -------------

         Sole Voting Power                  421,395(1,2)              3.88%

         Shared Voting Power                313,259(3)                2.88%

         Sole Dispositive Power             421,395(1,2)              3.88%

         Shared Dispositive Power           313,259(3)                2.88%

         Total Beneficial Power             734,654                   6.76%

-------------------

1 This amount represents 344,195 shares of Common Stock issued directly to Mr. Smith, 18,200 shares of Common Stock issuable to Mr. Smith upon the exercise of certain warrants, 55,000 shares of Common Stock issuable to Mr. Smith upon the exercise of certain stock options, and 4,000 shares of Common Stock issuable to Mr. Smith upon the exercise of certain stock options.

2 Shares of Common Stock may be subject to applicable community property laws.

3 This amount represents 176,236 shares of Common Stock held by VIP's Industries, Inc., an entity controlled by Mr. Smith, 1,000 shares of Common Stock issued jointly to Mr. Smith and his daughter, 9,100 shares of Common Stock issuable to VIP's Industries, Inc. upon the exercise of certain warrants, 76,923 shares of Common Stock issuable to VIP's Industries, Inc. upon the conversion of that certain 9.5% Convertible Note Due May 31, 2001, and 50,000 shares of Common Stock issuable to VIP's Industries, Inc. upon the exercise of certain warrants.

4 These percentages reflect the percentage share ownership with respect to 10,854,801 shares, the number of shares of Common Stock outstanding as of January 31, 2001.

                                  SCHEDULE 13D


CUSIP NO. 92261Q 10 3                                          PAGE 4 OF 4 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 5, 2001



                                           /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-In-Fact for
                                           Bob L. Smith








Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).